Exhibit 20.A

FORD LOGO                              Global News   Public Affairs
                                                     Ford Motor Company
                                                     The American Road
                                                     Room 904
                                                     Dearborn, MI 48121

                                                     Telephone: (313) 322-9600
                                                     Fax: (313) 845-0570
                                                          (313) 337-1764

NEWS


IMMEDIATE RELEASE

Contact:     Christian Vinyard
             (313) 322-9600

          Ford Raises Common Stock Dividend for Third Quarter

     DEARBORN, Mich., July 11 -- The Board of Directors of Ford Motor Company today declared a third-quarter dividend of 38.5 cents a share on the company's Class B and common stock, a dividend of $1.05 a share on the depositary shares representing the company's Series A Cumulative Convertible Preferred Stock, and a dividend of 51.5625 cents a share on the depositary shares representing the company's Series B Cumulative Preferred Stock.

     The Class B and common stock dividends represent a 10 percent increase over the 35 cents that has been paid since the fourth quarter of 1995.

     "This is the fifth increase in the dividend since the first quarter of 1994," said Chairman and Chief Executive Officer Alex
Trotman. "This action reflects continuing improvement in our operations and the strength of our balance sheet."

     Since the first quarter of 1994, the cumulative increase in Ford's dividend on Class B and common stock has been 92.5 percent.

     The dividend on the Series A Preferred Stock equals the quarterly amount of the annual cumulative dividend of $4.20 per depositary share. The dividend on the Series B Preferred Stock equals the quarterly amount of the annual cumulative dividend of $2.0625 per depositary share.

     The third-quarter dividends are payable September 3, 1996, to stockholders of record on August 2, 1996.




                         # # #